
Mail Stop 3628

March 30, 2007

By Facsimile 310-556-2920 and U.S. Mail

Jeffrey C. Soza, Esq.
Christensen, Glaser, Fink,
Jacobs, Weil & Shapiro, LLC
10250 Constellation Blvd., 19th Floor
Los Angeles, CA 90067

**Re: Sunterra Corporation
        Schedule TO-T
        Filed by Diamond Resorts LLC
        DR Resort Holdings, LLC
        And DRS Acquisition Corp.
        filed March 16, 2007**

      File No. 005-47333

Dear Mr. Soza:

We have limited our review of the filing to the issue we have addressed in our comment. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We have the following comment on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

General

1. Please tell us why you believe that the information you have furnished to the shareholders of Sunterra with respect to the company's financial position is sufficient to allow them to make an informed investment decision.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please be advised that, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3267.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions